NEWFIELD



Terry W. Rathert
Sr. Vice President &
Chief Financial Officer

January 16, 2007

VIA E-MAIL AND OVERNIGHT MAIL

Mr. Ronald M. Winfrey
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
winfreyr@sec.gov

> Re: **Newfield Exploration Company ("Newfield")**
> Form 10-K for the Fiscal Year Ended December 31, 2005
> Filed March 3, 2006
> File No. 001-12534

Dear Mr. Winfrey:

As requested in the comments of the Staff of the Securities and Exchange Commission with respect to the above referenced filing in a letter to Newfield dated December 28, 2006, enclosed is information responsive to parts (a) and (b) of comment 7 and part (b) of comment 8. Due to the volume of the information requested in comment 7, Newfield will need additional time to provide information responsive to parts (c) through (f). For your convenience, we have repeated comment 7 below followed by Newfield's comments and notes regarding timing.

7.   Supplementally, submit to us the petroleum engineering reports – in hard copy and electronic format – you used as the basis for your 2005 U.S. proved reserve disclosures. The report should include:

Comment: Newfield's disclosed reserves and related information are based upon its own assessment of the reserves, not estimates prepared by third parties. The enclosed report is in the format prepared for internal purposes, to which Newfield has added two tabs addressing parts (a) and (b) of this comment 7. As mentioned above, Newfield will need additional time to provide information responsive to parts (c) through (f).

a)   One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties (PUD) and the year-end date that each PUD property was booked.

Comment: This information can be found behind the tab labeled "7A One-line recaps" in the enclosed report. The date of first production on the PUD table is

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Newfield Exploration Company 363 N. Sam Houston Pkwy E. Suite 2020 Houston, Texas 77060   (281) 847-6036 Fax (281) 405-4255 the expected date of first production from the reserve report. **Due to limited rig availability, two major PUD properties, the Grove Field in the U.K. and the Abu Field in Malaysia, are not expected to come on line until early 2007 compared to the scheduled year of 2006. Conversely, due to an accelerated development plan, China 05/36 came on line in 2006 compared to the scheduled year of 2007. Grove field is discussed in greater detail below under part (c).**

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

Comment: This information can be found behind the tab labeled "7B Income Forecasts" in the enclosed report.

c) Individual income forecasts for each of the five largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the five PUD wells. Include the 2005 historical costs for drilling and completion of all successful wells in the fields corresponding to the five PUD wells. Please address significant differences between the AFE and historical well costs.

Comment: See timetable for providing the AFEs and analysis requested in this part (c) listed in part (d) below. The five largest proved developed fields in descending order are: Monument Butte, Stiles Ranch, Provident City, Golden Trend and South Marsh Island 141. The five largest proved undeveloped fields in descending order are: Monument Butte, Grove, Mississippi Canyon 506 (Wrigley), Stiles Ranch and Mississippi Canyon 296 (Rigel). As both Monument Butte and Stiles Ranch rank in the top five fields on both producing and PUD reserves, we will include field level cash flows for each proved reserve category when this information is submitted.

Additionally, as Monument Butte and Stiles Ranch have numerous PUD locations, we will include a representative sample of five AFEs for each field. Mississippi Canyon 506 (Wrigley) and Mississippi Canyon 296 (Rigel) are each one well fields at the present time and we will include the AFEs for the drilling, completion, pipelines and facilities as applicable for each. Grove is a multi-well development and we will include the AFEs for drilling, completion, pipelines and facilities associated with the proved reserves as of December 31, 2005.

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, historical recoveries for analogy wells) for each of these ten largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest five developed properties.

Comment: The timetable for providing the AFEs and analysis in part (c) above and the engineering exhibits in this part (d) is set forth below by field:

Field Name	Submission Time (not later than)
Monument Butte	**Subject to discussion**
Stiles Ranch	**Subject to discussion**
Mississippi Canyon 506	**February 1, 2007**
Mississippi Canyon 296	**February 1,2007**
Grove	**February 1, 2007**
Golden Trend	**Subject to discussion**
Provident City	**February 1, 2007**
South Marsh Island 141	**February 1, 2007**

e)   Narratives and engineering exhibits for the five largest 2005 U.S. reserve revisions – both negative and positive – caused by <u>performance</u>, not economics.

       Comment: This information will be provided no later than February 1, 2007.

f)   Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005. Include brief narratives reconciling the five largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here.

       Comment: The hindsight analysis will be provided no later than February 1, 2007. Each year, the proved reserves are reviewed on each property so that every property's performance and new well/reservoir information is incorporated into the analysis. This process helps eliminate errors that can occur when fields are just "rolled forward."

If you have any questions with respect to the foregoing, please call the undersigned at (281) 847-6036.


Very truly yours,

NEWFIELD EXPLORATION COMPANY

By:_____

Terry W. Rathert
Senior Vice President, Chief Financial
Officer and Secretary


Enclosures

c: Sandy Eisen
      April Sifford

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